Exhibit 4.3

Private & Confidential
Mr W T Brown
Hillstead
Hinton Way
Great Shelford
CAMBRIDGE
CB2 5AN

25th June 2008

Dear Tudor

Following our recent discussions regarding your change in working hours, I am writing to confirm the arrangements we agreed.

With effect from Tuesday 1st July 2008, your normal work pattern will be to have one week off each calendar month with the aim of you working approximately 25% less than a full-time employee. However, the needs of the business require that we remain flexible around which actual weeks are taken off. The main consequences of this are:

•
You will actually work 175 days per year compared to 226 now. Generally these should be worked as 5 day weeks. You should record the actual number of days worked and review this every 6 months with your manager

•
Your holiday entitlement will be 21 days vacation and 6 statutory holidays. If you take all 8 statutory holidays, you will need to use 2 of your vacation days to cover these. In total you will have 27 days off compared to 35 days now

•	Your schedule normally should be agreed 6 months in advance with your manager

•
Where you work in excess of this schedule you should aim to take time off in lieu where practical. Where this is not feasible, additional days will paid on a per diem basis using your full-time annual salary divided by 261. For a whole week, this equates to 1.9% of your full-time annual salary. This will be subject to approval by your manager and will on the understanding that your are expected to work a reasonable number of unpaid hours depending on the needs of the business before the per diem is used as per all other senior managers. The normal expectation on each side is that time-off in lieu or additional paid days are taken as whole weeks rather than individual days

•	Your full-time annual salary of £285,000 will be pro-rated to £213,750 to reflect the reduction in hours worked.

•	Your entitlement to private healthcare is unaffected by this change.

•	All other salary related benefits will be pro-rated accordingly from 1st July 2008

Should you have any questions relating to the contents of this letter please do not hesitate to contact me. Please sign and return the enclosed duplicate copy of this letter indicating your agreement to the changes to your terms and conditions of employment that are contained within it.

With kind regards.

Yours sincerely
On behalf of ARM Ltd

Bill Parsons
Executive VP Human Resources

Employee's Acceptance:

Signed: /s/ Tudor Brown

Print Name: Tudor Brown

Date: 27.6.08